Gradey Inc.

Financial Statements and Report

Unaudited

November 01, 2022

Gradey Inc.

Index to Financial Statements



These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of Gradey Inc., prepared in good faith in line with generally accepted accounting principles ("GAAP").

Signed,

Founder/CEO of Gradey Inc.
November 01, 2022

Gradey Inc.

Balance Sheet

As of November 01,		**2022**
Assets		
Current assets		
Cash	$	60
Loans receivable - related party		-
Total current assets	$	60
Non-current assets		
Property and equipment, net		-
Intangible assets, net		-
Total non-current assets		
Total assets	$	60
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	$	-
Current portion long-term debt		-
Accrued expenses		-
Total current liabilities		-
Non-current liabilities		
Loans payable - related party		-
Total non-current liabilities		-
Total liabilities	$	-
Shareholders' Equity		
Common stock, authorized 10,000,000 shares, 8,000,000 shares issued and outstanding, no par value	$	60
Additional paid in capital		-
Accumulated deficit		-
Total shareholders' equity	$	60
Total liabilities and shareholders' equity	$	60

See accompanying notes to financial statements.

Gradey Inc.

Statement of Operations

As of November 01,	2022
Operating Expenses:	
General and administrative expenses	$ -
Total operating expenses	-
Loss from operations	-
Income tax	-
Net loss	-

See accompanying notes to financial statements.

Gradey Inc.

Statement of Changes in Members' Deficit

	Common Stock		Additional Paid-In Capital		Accumulated Deficit		Total Members' Deficit	
Balance – January 1, 2022	$	60	$	-	$	-	$	-
Issuance of stock		-		-		-		-
Stock-based compensation		-		-		-		-
Net loss		-		-		-		-
Balance – November 01, 2022	$	60	$	-	$	-	$	-

See accompanying notes to financial statements.

Gradey Inc.

Statement of Cash Flows

For the period ended November 01,		**2022**
Cash flows from operating activities		
Net loss	$	-
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation		-
Changes in operating liabilities:		-
Accrued expenses		-
Net cash used in operating activities		-
Cash flows from investing activities		
Intangible assets		-
Net cash used in investing activities		-
Cash flows from financing activities		
Proceeds from issuance of common stock		$ 60
Net flows provided from financing activities		$ 60
Net change in cash		
Cash, beginning of the year		-
Cash, end of the year		-
Cash paid during the year for taxes		-

See accompanying notes to financial statements.

Gradey Inc.

Notes to Financial Statements

1. **Organization and Nature of Business**

   Gradey Inc. (the "Company") was incorporated in Delaware on August 1, 2022 as a C-Corp with a Benefit clause. The Company began operations in 2022 and has continued those operations to the present. The Company is an education technology company, which provides parents and students with a tool to help them maximize the students' performance in school.

   The Company did not generate any revenue in 2022.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting

   The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

   Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

   Cash

   Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2019, deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company held no deposits in excess of FDIC limits as of October 27, 2022. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Accrued Expenses

The Company accrues for sales taxes, payroll liabilities, and other miscellaneous accruals.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party nature of the balances.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards in accordance with ASC Topic 718, *Compensation – Stock Compensation*. The Company valued the shares based on assets on hand at the grant date. The compensation cost from stock-based payments are recorded as general and administrative expense in the accompanying statement of operations.

The Company elects to recognize actual forfeitures of stock-based awards as they occur in accordance with Accounting Standards Update ("ASU") No. 2016-09, *Compensation – Stock Compensation (Topic 718)*: Improvements to Employee Share-Based Payment Accounting.

Income Tax

The Company registered with Delaware as a C-Corp on August 1, 2022 and is as a corporation.

3. Accrued Expenses

As of November 01,	2022
Accrued tax	$ -
Payroll liabilities	$ -
Accrued other	$ -
Accrued expenses	$ -

4. Intangible assets

The Company holds domain names and software code for which no value has been assigned as of November 01, 2022.

5. **Stock-based Compensation**

    Under the Company's Shareholders' Agreement, a maximum aggregate number of 10,000,000 shares may be granted. As of November 01, 2022, 4,000,000 shares remain available for issuance. The Company records stock-based compensation expense for the awards based on their grant date fair value. The stock-based compensation expense is recognized on a straight-line basis over the course of the requisite service period and is recorded in general and administrative expenses in the accompanying statement of operations.

    The stock activity during the year ended December 31, 2022 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Outstanding at August 1, 2022	6,000,000	$ 0.00001
Granted	-	-
Vested	-	-
Forfeited or expired	-	-
Outstanding at November 01, 2022	6,000,000	$ 0.00001
Expected to vest at December 31, 2024	6,000,000	$ 0.00001

    All outstanding shares are expected to vest.

    During the year, the Company recorded no stock-based compensation expense.

6. Subsequent Events

Subsequent events have been evaluated through November 01, 2022, the date the financial statements were written.

Loans

No loans have been issued.